FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	December 30, 2011
NYSE - AG
Frankfurt- FMV

First Majestic names Douglas Penrose as Chairman

First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce that Douglas Penrose has been appointed as Chairman of the Board effective January 1, 2012. In addition to his new role, Mr. Penrose will continue to serve as the Chairman of the Audit Committee.

Mr. Penrose is succeeding Robert McCallum, who plans to resign as Chairman of the Board to deal with personal issues and spend more time with his family. “We have been fortunate to have Robert serve our Company as a mentor and adviser. Robert has been a true father figure and thought-leader to First Majestic and we thank him for his leadership and for continuing to serve First Majestic as a director”, said Keith Neumeyer, President and CEO of First Majestic. The board of directors also wishes to thank Mr. McCallum for his past service and contribution to the Company.

Mr. McCallum stated, "I have decided to scale back on my professional activities and focus more on personal and family matters. As a consequence I will be relinquishing my position as Chairman of the Board while continuing on as a Director. My five years as Chairman of this dynamic and growth oriented Company have been extremely fulfilling and a fitting finale to a long career in mining spanning more than fifty years".

Mr. Neumeyer continues, “Doug has continued to add value to the development of the Company since his appointment to the board in 2006 and we look forward to his continued leadership as our new Chairman. His knowledge of the business, committed work ethic, and experience with large corporations will be invaluable during the Company’s aggressive growth phase over the next few years.” Mr. Penrose has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. Mr. Penrose brings over 20 years of experience in leadership positions in accounting and corporate finance. Mr. Penrose was formerly the Vice President of Finance and Corporate Services for the British Columbia Lottery Corporation, a company generating over $2 billion in annual revenues.

Mr. Penrose commented, “It is an honour to be appointed Chairman of the Board of Directors of such a dynamic and successful company as First Majestic. In my five years serving on the Board, I have seen remarkable growth in the Company. I look forward to continued success in the coming years as First Majestic becomes a senior silver producer.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.